Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
Email: investors@RRsat.com

For Immediate Release

RRSAT SIGNS AN AGREEMENT WITH WATCHINDIA FOR INTERNET
DISTRIBUTION OF A PACKAGE OF INDIAN TV CHANNELS

OMER, Israel – July 9, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today it has signed an agreement with WatchIndia TV, a popular video platform which enables live and on- demand broadcasting of well-known Indian TV stations worldwide. Watchindia TV is a subscription-based service which enables the global Indian diaspora to watch local Indian channels and programming through the Internet. WatchIndia TV is a subsidiary of Live Asia TV.

According to this agreement, RRsat will provide Watchindia TV with various transmission services including downlinking, turnaround, playout, and Internet connectivity. Using RRSAT’s transmission services, Watchindia TV will be able to extend its platform and offer its more than 500 thousand users with additional live and on-demand channels broadcast from India.

“As a growing company in a rapidly evolving market, it is important that we are able to support the latest technologies and changing viewing trends,” commented David Rivel, CEO and Founder of RRsat. “The ability to watch TV from your hometown through the Internet, wherever you are in the world, is a new and fast growing development, particularly as people become more mobile and Internet bandwidth grows. We believe we are very well positioned to enable this emerging and growing trend.”

“Our partnership with RRsat will enable us to expand our platform to support our increasing global subscriber base,” said Jonathan Benartzi, CEO and CO-Founder of Live Asia TV. “As the Indian content market grows, we are committed to providing access to a larger number of channels. The partnership with RRsat guarantees we will continue to do it rapidly and aggressively.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

ABOUT WATCHINDIA.TV

WatchIndia.TV is the first site from Live Asia TV, an innovative new Internet Television company whose goal is to bring ethnic Asian programming to those residing in other countries. WatchIndia.TV partnered with top rated Indian networks to offer subscribers the flexibility to watch the best national and regional channels when and where they want. For more information, visit www.WatchIndia.TV.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

Information in this press release concerning Watchindia.TV and Live Asia TV was provided by Indian TV and Live Asia and has not been independently verified by RRSat.